2025 REPORT

MakeLoveNotPorn


SESSION 2
TED

LETTER REPORT CARD FINANCIALS THANKS DETAILS SAY HELLO

Dear investors,

We are so grateful to all of our amazing WeFunder investors! It's thanks to your investment, that we've been able to build and take live MakeLoveNotPorn Academy, which we are currently real world testing while we load educators and content onto the platform (we plan to launch officially when we have critical mass). It's also been thanks to your support, together with some key earned media moments, that we were able to achieve an astonishing 45% growth in revenue for MakeLoveNotPorn in 2025! We have some exciting things in the pipeline for 2026 which we will keep you updated on as soon as we're able to talk about them. In a world of increasing online harms, the best solution is pre-emptive - lifelong sex education - and we believe we have a zeitgeist moment in 2026 to prove our value and drive significant growth. We cannot thank you enough for your belief and support. <3

We need your help!

We need your help!

We would love our investors to spread the word - to encourage people to visit MakeLoveNotPorn: **https://makelovenotporn.tv/** and to test out the now live early stage beta of MakeLoveNotPorn Academy: **https://www.makelovenotporn.academy/** and to become members of the Academy to support and help fund its operation.

Sincerely,

Cindy Gallop

Founder & CEO

How did we do this year?

REPORT CARD

A+

☺ The Good	☹ The Bad
45% increase in revenue	We ended our campaign a long way off our WeFunder target
Designed, built and released early stage beta of MakeLoveNotPorn Academy	We continue to seek more investors to make up that shortfall
Could not have done this without the support of our WeFunder investors	We continue to advocate for the lifting of infrastructure bans that inhibit our business growth

2025 At a Glance

January 1 to December 31


$$$$

$939,184 +56%
Revenue



-$319,146
Net Loss


IOU!

$70,614 [13%]
Short Term Debt



$460,374
Raised in 2025



$34,500
Cash on Hand
As of 03/17/26

INCOME BALANCE NARRATIVE


Revenues
Profit
$602,588
$939,184


-$512,613
-$319,146
2024
2025

Net Margin: -34%   Gross Margin: 0%   Return on Assets: -83%   Earnings per Share: -$30.36

Revenue per Employee: $187,837   Cash to Assets: 16%   Revenue to Receivables: ~   Debt Ratio: 369%

GAAPMLNP2024.pdf   GAAPMLNP2025.pdf

We ❤ Our 949 Investors

Thank You For Believing In Us

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Gill Linton BYRONESQUE
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L H
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We Are Rosie
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O NYC
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Gabrielle Tenaglia
Jonathan Holan
Jennifer D
Cecile Urrea
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Iina Ilmola
A Le'cand-Harwood
Natalia Bonikowska
Kwasi Osei
Sam Berry
Zoe Noble
Jenni Day
Femina Sanghvi
Benjamin James Lyons
Elsa Nightingale
Simona Cilliers
Anna Khan
Kate Stead
Krista Niles

Thank You!

From the MakeLoveNotPorn Team



Cindy Gallop in

Founder & CEO

Cindy's background is 38 years in advertising, 16 at Bartle Bogle

Hegarty, where she started up BBH Asia Pacific + BBH US. 38 years working in the business of getting...



John Allison

CTO

John has been programming for twenty years. He was software engineer at Gilt Groupe and Head of Engineering at...



Abigail Mlinar

Head of Sales

Abigail's background is in sales and marketing at companies such as Draw Events and Vikre Distillery, before she joined...



Ariel Martinez

Head of Curation

Ariel came to work at MakeLoveNotPorn as an intern in 2013, and progressed through Curation Assistant and Curator...



Angelina Cosmo

Curator

Angie worked as Senior Brand Experience Leader + eCommerce Specialist at Bulletin, Operations Manager a...



Saniyyah Lateef

Curator

Saniyyah is a trained sex educator and worked as Program Manager/Healthlink Navigator at AIDS Project of th...

Details

The Board of Directors

Director	Occupation	Joined
Lucinda Lee Gallop	Founder and CEO @ Make Love Not Porn	2011

Officers

Officer	Title	Joined
Lucinda Lee Gallop	CEO	2011

Voting Power

Holder	Securities Held	Voting Power
Jam Tomorrow (family office of Christopher Ruffle	6,237 Membership interest	59.3%
Lucinda Lee Gallop	4,060 Membership interest	38.6%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2011	$500,000	Common Stock	Section 4(a)(2)
12/2012	$18,761		Other
02/2017	$390,000		Section 4(a)(2)
12/2017	$450,000		Section 4(a)(2)
12/2017	$2,000,000	Common Stock	Section 4(a)(2)
08/2021	$720,503	Common Stock	Section 4(a)(2)
05/2025	$460,374		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
02/03/2017	$390,000	7.5%	0.0%	None	12/11/2017
12/11/2017	$450,000	7.5%	0.0%	None	12/11/2017

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
IfWeRanTheWorld	12/15/2012	$18,761	$18,761	0.0%		Yes

Related Party Transactions

None

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Membership Interest	10,513	10,513	Yes

Warrants: 0
Options: 0

Form C Risks:

Mainstream payment processors such as Paypal and Stripe currently refuse to work with 'adult content' - we are forced to work with 'adult-friendly' processors who charge extortionate fees.

There are increasing movements to censor and block any form of healthy sexual self-expression and adult content on the internet.

Necessary business partners/services frequently have 'no adult content' clauses in their terms of service that mean they refuse to work with MakeLoveNotPorn.

To grow, we need to hire a full management team given how tiny our team is currently. It can be difficult to find qualified/experienced/senior talent willing to work on a sextech venture.

MakeLoveNotPorn operates in the one area of universal human experience we are all most engaged with, most fascinated by, and most fucked up about. That brings a unique set of challenges.

We are currently banned from advertising and promoting MakeLoveNotPorn across virtually all digital platforms (although, as we've ascertained in advance with media owners, there are a number of places we can advertise when we have the funding to write big enough checks).

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for

our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Make Love Not Porn LLC

Delaware Limited Liability Company
Organized August 2011
5 employees
445 Fifth Avenue
PHA
New York NY 10016 https://makelovenotporn.tv/

Business Description

Refer to the MakeLoveNotPorn profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

MakeLoveNotPorn is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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